Exhibit 99.1

Nuvini Group Elevates Gustavo Usero to COO

~ Positioning for Scalable Growth and Expansion Across Latin America ~

NEW YORK, Aug. 22, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading technology conglomerate in the Latin American SaaS sector, today announced that Gustavo Usero has been promoted to Chief Operating Officer, effective Monday, September 1st, 2025.

Usero currently serves as Group Operating Director at Nuvini, where he leads operational excellence, financial performance, and strategic execution across the group’s portfolio. His focus includes strengthening budgeting discipline, improving EBITDA margins, and implementing performance management frameworks. He also drives AI adoption through global tech partnerships to enhance efficiency and accelerate sustainable growth. In his new role as COO, Usero will continue these efforts while leading the expansion of operations across Latin America. This promotion reflects his significant contributions and leadership within our organization.

“Gustavo has played a pivotal role in shaping our operational strategy, elevating performance across the group, and embedding AI at the core of our business,” said Pierre Schurrman, CEO of Nuvini. “His leadership has helped us build a stronger, more agile organization. As COO, he’s well-positioned to guide our next phase of growth, especially as we expand across Latin America.”

“I’m honored to take on the COO role and continue working alongside Pierre and the entire Nuvini team,” said Usero. “We’ve made great progress strengthening our operations and laying the groundwork for scalable growth. I’m excited to build on that momentum and help lead the company into its next chapter.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo

ir@nuvini.co

MZ North America

NVNI@mzgroup.us